EXHIBIT 99.1

Golar LNG Limited: 2016 AGM Results Notification

HAMILTON, Bermuda, Sept. 29, 2016 (GLOBE NEWSWIRE) -- Golar LNG Limited (the "Company") advises that the 2016 Annual General Meeting of the Company was held on September 28, 2016 at 9:00 a.m. at Rosewood Tucker's Point, 60 Tucker's Point Drive, Hamilton Parish, Bermuda.  The audited consolidated financial statements for the Company for the year ended December 31, 2015 were presented to the Meeting.

The following resolutions were passed:

  To re-elect Tor Olav Trøim as a Director of the Company.

  To re-elect Daniel Rabun as a Director of the Company.

  To re-elect Fredrik Halvorsen as a Director of the Company.

  To re-elect Carl Steen as a Director of the Company.

  To re-elect Andrew J.D. Whalley as a Director of the Company.

  To re-elect Niels G. Stolt-Nielsen as a Director of the Company.

  To re-elect Lori Wheeler Naess as a Director of the Company.

  To re-appoint Ernst & Young LLP of London, England as auditors and to authorise the Directors to determine their remuneration.

  To approve the remuneration of the Company's Board of Directors of a total amount of fees not to exceed US$1,750,000 for the year ended December 31, 2016.

Hamilton, Bermuda
September 29, 2016

Brian Tienzo
Chief Financial Officer
Tel: +44 207 063 7900